UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended March 31, 2020
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On April 9, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing preliminary sales and adjusted earnings per share results for the first quarter of 2020. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: April 15, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 9, 2020

Exhibit 99.1

QIAGEN announces preliminary Q1 2020 results

Venlo, The Netherlands, April 9, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced preliminary sales and adjusted earnings per share results for the first quarter of 2020.

Net sales rose approximately 9% at constant exchange rates (CER) compared to the outlook for the first quarter announced on February 4, 2020, for approximately 2-3% CER growth. Sales results reflected very significant demand for solutions used in COVID-19 pandemic testing against weaker customer demand trends in other product areas. Adjusted earnings per share (EPS) are expected to be about $0.34-0.35 CER based on preliminary results compared to the outlook for the first quarter for approximately $0.28-0.29 CER.

Based on actual exchange rates as of March 31, 2020, QIAGEN expects currency movements against the U.S. dollar (reporting currency) to have an adverse impact on results for the first quarter of 2020 of about two percentage points on net sales at actual rates, and resulting in an adverse impact of up to $0.01 per share on adjusted EPS.

Further information will be provided when QIAGEN reports full results for the first quarter of 2020 in early May 2020.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2019, QIAGEN employed approximately 5,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; as well as the possibility that expected benefits related to recent or pending acquisitions, including the pending acquisition by Thermo Fisher Scientific Inc., may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Thomas Theuringer	+49 2103 29 11826
Phoebe Loh	+49 2103 29 11457	Robert Reitze	+49 2103 29 11676
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

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